No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 8, 2006, Honda Motor Co., Ltd. announced that total worldwide production of the Super Cub reached 50 million units at the end of December 2005. A favorite with customers since its launch in 1958, the Super Cub has become the first motor vehicle to achieve total worldwide production of 50 million units*. (Ref. #C06-007)

*Honda calculations.

Exhibit 2:

On February 8, 2006, American Honda Motor Co., Inc., announced that the Civic Si Sedan Concept is making its debut at the 2006 Chicago Auto Show. The Civic Si Sedan Concept provides strong hints of the styling and performance for a production Civic Si Sedan scheduled to go on sale this fall, marking the first time that “Si” performance has become available in the Civic Sedan.

Exhibit 3:

On February 15, 2006, Honda Canada was honored that its new, Canadian-built Honda Civic Sedan and Honda Ridgeline pickup truck were voted as the 2006 ‘Car of the Year’ and ‘Truck of the Year’ by the Automobile Journalists Association of Canada (AJAC).

Exhibit 4:

On February 20, 2006, Honda Motor Co., Ltd. announced management changes. (Ref. #C06-012)

Exhibit 5:

On February 20, 2006, Honda Motor Europe Ltd. announced that Takeo Fukui, President and CEO of Honda Motor Co., Ltd., would be at the 76th Geneva Motor Show to address the members of the press on the 28th of February. The climax of this press conference is the worldwide debut of the Honda Civic Type R Concept, which strongly hints at what the production car will look like when it reaches the market in 2007.

Exhibit 6:

On February 21, 2006, Honda Motor Co., Ltd. announced plans, effective April 1, 2006, to launch a new organizational structure for Honda R&D Co., Ltd., a wholly owned subsidiary of Honda responsible for research & development activities. (Ref. #C06-012)

Exhibit 7:

On February 23, 2006, Honda Motor Co., Ltd. announced the introduction of the new ZEST minicar, created to enhance the active lifestyle of today’s consumers and provide comfort and utility for the entire family. (Ref. #A06-012)

Exhibit 8:

On February 24, 2006 Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of January 2006. Honda achieved a new monthly record for overseas and worldwide production for the month of January. (Ref. #C06-014)

Exhibit 9:

On February 26, 2006, Dongfeng Honda Automobile Co., Ltd., the automobile production and sales joint venture of Honda and Dongfeng Motor Group Co., Ltd. in China, celebrated completion of the construction to expand its automobile plant in Wuhan, Hubei Province in China. The annual production capacity of the plant was quadrupled from the previous 30,000 units to 120,000 units. (Ref. #C06-015)

Exhibit 10:

On February 28, 2006, Wuyang-Honda Motors (Guangzhou) Co., Ltd., a motorcycle production and sales joint venture in China between Honda and Guangzhou Motors Group Company, began production at a new motorcycle plant in Zeng Cheng, Guangzhou. (Ref. #C06-016)

Exhibit 11:

English summary of Honda Report to Stockholders No. 128, which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in February 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )
/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: March 13, 2006

ref. #C06-007

Total Super Cub Production Reaches 50 Million Units

February 8, 2006—Honda Motor Co., Ltd. today announced that total worldwide production of the Super Cub reached 50 million units at the end of December 2005. A favorite with customers since its launch in 1958, the Super Cub has become the first motor vehicle to achieve total worldwide production of 50 million units.1

The first-generation Super Cub made its debut in Japan in 1958. At a time when 2-stroke engines were the main stream, the Super Cub was fitted with a revolutionary, high-performance 50cc 4-stroke engine that offered superb economy and durability. The creative design also featured a low-floor backbone frame for convenient mounting and dismounting, a lever-free centrifugal clutch for easy shifting, large plastic leg shields to protect riders’ legs from dirt and wind, and other innovations. Since then the Super Cub has undergone many improvements, but its basic design and concepts remain unchanged, and it carries on a proud tradition of unique styling.

In 1959 the United States became the first market for Super Cub exports, and in 1961 Taiwan became the first country to assemble the model from imported Japanese parts. Since then, following the policy of building products where the demand is, Honda has expanded Super Cub production to facilities around the world. Currently produced in 13 countries and a popular product in more than 160, the Super Cub is a practical motorcycle that enjoys a strong reputation around the world.

[1]	Honda calculations.

First-Generation Super Cub	The 50-millionth Super Cub

Thailand’s Wave 100

Publicity materials relating to the Super Cub are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Honda Civic Si Sedan Concept Unveiled at Chicago Auto Show

CHICAGO, U.S.A., February 8, 2006—American Honda Motor Co., Inc., announced that the Civic Si Sedan Concept is making its debut at the 2006 Chicago Auto Show.

Honda Civic Si Sedan Concept	Honda Civic Si Sedan Concept

The Civic Si Sedan Concept provides strong hints of the styling and performance for a production Civic Si Sedan scheduled to go on sale this fall, marking the first time that “Si” performance has become available in the Civic Sedan. Similar to the recently introduced Civic Si Coupe, the production Civic Si Sedan will serve as another performance leader for the Civic line-up with a 197-horsepower, 16-valve, DOHC i-VTEC engine with an 8,000 rpm redline, mated to a close-ratio, 6-speed manual transmission. Helping to put all that power to the ground is a helical-type, limited slip differential for improved traction and cornering performance.

The Civic Si Sedan Concept features custom 18-inch cast aluminum alloy wheels, 225/40ZR18 high-performance tires, and 4-wheel disc brakes with large cross-drilled brake rotors and 4-piston Brembo calipers.

“The Civic Si Sedan Concept demonstrates how the high-performance attributes of the Civic Si Coupe can be directly applied to the functionality of a sedan,” said John Mendel, senior vice president of American Honda.

A production vehicle based on the Civic Si Sedan Concept will go on sale this fall. The 2007 Civic Si Sedan will mark a further evolution of Civic Si’s sixth generation alongside the Civic Si Coupe—and will be the first time a Civic Si is available in two body styles. The Civic Si first appeared in 1986 with subsequent Civic Si models appearing in 1989, 1992, 1999 and 2002.

The Civic Si Concept (coupe version) made its debut at the 2005 Chicago Auto Show, preceding the introduction of the all-new 2006 Civic Si, Civic Hybrid, Civic Sedan and Civic Coupe. The Civic Si Coupe and Civic Si Sedan will both complement the Civic lineup with features designed to appeal to true enthusiasts seeking a high level of performance and value.

The all-new 2006 Honda Civic has attracted a high level of acclaim, including Motor Trend magazine’s prestigious 2006 Car of the Year award and the 2006 North American Car of the Year award.

Honda Canada Wins Car and Truck of The Year Awards

TORONTO, Canada, February 15, 2006—Honda Canada was honored that its new, Canadian-built Honda Civic Sedan and Honda Ridgeline pickup truck were voted as the 2006 ‘Car of the Year’ and ‘Truck of the Year’ by the Automobile Journalists Association of Canada (AJAC).

Honda Civic Sedan	Honda Ridgeline

“We thank the AJAC members for these awards,” said Jim Miller, executive vice president of Honda Canada Inc. “Their thorough testing and evaluation processes have helped make these awards important for Canadian consumers.

“We are truly honoured that these two awards from AJAC represent an unprecendented third round of significant media wins in one year,” said Miller. “Honda Civic was voted the North American Car of the Year by a group of leading Canadian and U.S. automotive media and was named Motor Trend’s 2006 Car of the Year. Likewise, our Ridgeline pickup was voted the North American Truck of the Year and was also named Motor Trend’s Truck of the Year.

“The awards were also celebrated by the 4,300 associates at the Honda of Canada Mfg. plant in Alliston, Ontario, where Civic Sedan and the Ridgeline pickup truck are built. The awards underscore their commitment to overall design, engineering and technology of the new Civic and Ridgeline, and excellent manufacturing quality.”

The Honda Civic Sedan won the 2006 Best New Economy Car category in the annual competition by the Automobile Journalists Association of Canada (AJAC). The new Civic Sedan is significantly improved for 2006 with increased performance, stylistic exterior design, refined interior, class-leading safety features and high levels of quality designed to maintain Civic’s position as Canada’s best-selling car.

The Honda Ridgeline won AJAC’s 2006 Best New Pickup Truck category. The Ridgeline is Honda’s all-new truck entry that features true half-ton payload capability, an interior similar to a full-size truck and an exterior length of a compact truck. Built on a segment-first closed box unibody frame, Ridgeline adds refinement, handling performance, an innovative In-Bed Trunk™ and other packaging features previously unattainable with a traditional body-on-frame truck design.

Other AJAC awards for 2006 include the Honda Civic Si Coupe as “Best New Sports Car” and Honda Civic Hybrid as “Best New Alternative Power” vehicle.

The 197-horsepower Civic Si Coupe is designed to showcase the performance potential of Honda’s new global compact platform while providing everyday practicality of a Civic with its legendary quality, refinement and durability. The Civic Hybrid features a new generation of Honda’s Integrated Motor Assist (IMA) technology, providing an estimated fuel economy rating of 4.7 L/100km (city) and 4.3 L/100km (highway). A new feature on the Civic Hybrid is the ability to deactivate all four of its cylinders and operate using only the electric motor in certain steady-state cruising situations.

Across its entire portfolio of products, Honda Canada provides Canadians with dependable vehicles, motorcycles, power equipment and marine engines. Honda Canada manufactures the Honda Ridgeline, Pilot, Civic Coupe, Civic Sedan and Civic Si Coupe, and the Acura CSX and MDX at its two plants in Alliston, Ontario.

Ref.#C06-012

Honda Announces Management Changes

Tokyo, February 20, 2006—Honda Motor Co., Ltd., today announced management changes.

Organization changes (Effective as of April 1)

•	Solar Cell Systems Business Office is newly established within the Power Product Operations.

•	Sales Channel Planning and Development Office, which is responsible for Acura brand introduction in Japan, is newly established within Regional Operations (Japan).

•	Parts Operations and Customer Service Operations are integrated into Customer Service Operations.

•	Driving Safety Promotion Center will move from the Regional Operations (Japan) to the direct supervision of the CEO.

•	IT Planning Office, Systems Office and IT System Office in IT Division, are reorganized into IT Strategy Management Office, Information Systems Office No. 1 and Information Systems Office No.2.

Personnel changes

Changes in Board Members (Pending approval at this year’s regularly scheduled general shareholders’ meeting in June)

Name	New Title	Current Title
Mikio YOSHIMI	Senior Managing Director	Managing Director

Tetsuo IWAMURA	Managing Director	Director

Tatsuhiro OYAMA	Managing Director	Director

Retiring Director (To retire on the same day as this year’s regularly scheduled general shareholders’ meeting in June)

Michiyoshi HAGINO	Currently Senior Managing Director

Major Changes in responsibilities of board members (effective as of April 1)

Name and Title	New responsibilities	Current responsibilities
SatoshiAOKI, Executive Vice President	—	Chief Operating Officer, Business Management Operations (Finance, Accounting, Affiliated Business)

Satoshi TOSHIDA, Senior Managing Director	Chief Operating Officer of Power Product Operations	Chief Operating Officer of Regional Operations (Asia & Oceania)

Tatsuhiro OYAMA, Managing Director*	Chief Operating Officer of Regional Operations (Asia & Oceania)	Chief Operating Officer of Parts Operations

Fumihiko IKE, Director	Chief Operating Officer, Business Management Operations (Finance, Accounting, Affiliated Business)	Chief Operating Officer of Power Product Operations

*	Promotion from Director is pending approval at this year’s regularly scheduled general shareholders’ meeting in June.

Newly appointed Operating Officers (Effective as of the date of this year’s regularly scheduled general shareholders’ meeting in June)

Name	Responsibilities as of April 1	Current responsibilities
Hideki OKADA	General Manager of Accounting Division	General Manager of Accounting Division

Masahiro TAKEDAGAWA	President of Honda Siel Cars India, Ltd.	President of Honda Siel Cars India, Ltd.

Yoichi HOJO	General Manager of Automobile Purchasing Division—II	General Manager of Finance Division

Tsuneo TANAI	Executive Vice President of Honda of America Manufacturing, Inc.	Managing Director of Honda R&D Co., Ltd.

Yoshiyuki MATSUMOTO	Responsible for Products in Automobile Operations of Honda Motor Co., Ltd	Senior Chief Engineer of Honda R&D Co., Ltd.

Eiji OKAWARA	Responsible for Production in China in Production Operations	Automobile Automatic Transmission Plant Manager of Hamamatsu Factory

Retiring Operating Officers (To retire on the same day as this year’s regularly scheduled general shareholders’ meeting in June)

Kazuo SAGAWA

Kazuto IIYAMA

Honda’s Geneva Motor Show Booth: CEO Fukui and Jenson Button

to Unveil the New Civic Type R Concept

CHICAGO, U.S.A., February 8, 2006—American Honda Motor Co., Inc., announced that the Civic Si Sedan Concept is making its debut at the 2006 Chicago Auto Show.

GENEVA, Switzerland, February 20, 2006—Honda Motor Europe Ltd. announced that Takeo Fukui, President and CEO of Honda Motor Co., Ltd., will be at the 76th Geneva Motor Show to address the members of the press on the 28th of February. The climax of this press conference will be the worldwide debut of the Honda Civic Type R Concept, which strongly hints at what the production car will look like when it reaches the market in 2007.

In unveiling the Civic Type R Concept, CEO Fukui will be joined by the Honda Racing F1 Team’s ever-popular driver, Jenson Button. Jenson will be making a brief “pit stop” from his busy pre-season testing schedule to help launch the exciting concept model to the press.

Honda’s press conference is scheduled for 13:45 – 14:00, on February 28, 2006, at the Honda stand (No. 4250), in Hall 4 of the GENEVA PALEXPO site.

Honda Civic Type R Concept	Honda Civic Type R Concept

Ref.#C06-012

Honda to Strengthen Structure of its R&D Operations

Tokyo, February 21, 2006—Honda Motor Co., Ltd. today announced plans, effective April 1, 2006, to launch a new organizational structure for Honda R&D Co., Ltd., a wholly owned subsidiary of Honda responsible for research & development activities.

Due to recent technological advancements and continued business expansion, the variety and complexity of technological components and the number of vehicles under development at Honda R&D have increased dramatically. The new structure will be launched both in response to this situation and to prepare for further expansion of business in the future. The new structure will enable each associate to demonstrate a high level of initiative, with more clear definition of roles and responsibilities and bold delegation of authority. Moreover, the new structure is designed to achieve smoother communication to help accelerate decision making within the organization. Following are the key elements of the new structure:

Outline of the New Structure:

1.	Existing R&D centers including Asaka R&D Center, Wako R&D Center, and Tochigi R&D Center, which are currently organized based on geographical location, will be reorganized into five centers based on specific functions. The names of the five centers will be Motorcycle Development Center, Automobile Development Center, Power Products Development Center, Aero Engine Development Center, and Basic Technology Research Center.

2.	Each center will have separate offices for planning, product development, technology development and administration with clearly defined roles.

3.	Primary authority to make operational decisions, currently held by the head of each center, will be delegated to the head of each office within each center to achieve an autonomous operational structure through which each office can make more decisions.

4.	A flat and less-layered organizational structure will be employed to ensure smooth and direct communications between the head of the office and each associate.

5.	The product development function of the Automobile Development Center will be further separated between the Honda brand and Acura brand.

This structural change is a part of Honda’s continuous effort to strengthen the core characteristics that makes Honda unique, and its purpose is to continue creating advanced and creative technologies and products that are unique to Honda, which in turn will enable Honda to continue to be a company that society wants to exist.

###

ref. # A06-012

Honda Announces New ZEST Minicar

February 23, 2006—Honda Motor Co., Ltd. today announced the introduction of the new ZEST minicar, created to enhance the active lifestyles of today’s consumers and provide comfort and utility for the entire family. The ZEST delivers superior power and performance, while its efficient low-floor design and generous storage area with a convenient access bay help give it class leading spacious cabin1. The new ZEST will be available for sale through Honda’s automobile dealer network in Japan starting March 1. Further, a ZEST equipped with a tilt-up sliding front passenger seat and wheelchair-accessible models will be available starting March 17.

The ZEST was developed as a minicar that can satisfy both individual and family users in a variety of occasions including daily shopping and weekend leisure activities. The key to the design of the ZEST is Honda’s unique low-floor platform technology, which results in a high-capacity storage area with a maximum of 739 liters2 of space accessed via one of the lowest tailgates in its class1. In addition, ZEST achieved a spacious cabin with a height equivalent to StepWGN. The ZEST features Honda’s i-DSI engine or i-DSI turbocharged engine, combined with a 4-speed electronically controlled automatic transmission to deliver strong and smooth performance in accelerating from low and medium speeds to higher speed ranges.

The ZEST also offers a full range of advanced safety features. In addition to being the first minicar1 to be equipped with a front and rear side curtain airbag system, the ZEST also features Honda’s Advanced Compatibility Engineering (ACE) body for significantly enhanced self-protection and damage mitigation in vehicle-to-vehicle collisions. Regarding environmental performance, all FWD models have earned Japanese Ministry of Land, Infrastructure and Transport certification as **** Low-Emissions Vehicles, with emission levels 75% lower than those required by 2005 standards, while some models meet or exceed Japanese government fuel economy standards for 2010 by 5%.

The ZEST also comes fully equipped with a range of advanced features for enhanced passenger comfort and peace of mind, including Honda’s HDD InterNavi system; newly-developed high-performance deodorizing air cleaning filters treated with anti-allergenic materials to control pollen and other allergens; and a security alarm and immobilizer for effective anti-theft protection.

*	The name ZEST is an English word that denotes something spicy, stimulating, appealing, passionate, fun and full of flavor. This vehicle was named ZEST to represent the hope that owners will use it to enjoy stimulating fun and to enrich and broaden their lives.
[1]	Honda data
[2]	Honda calculations according to VDA formula

ZEST G (FWD)	ZEST Sport W (turbo FWD)

• Monthly Sales target (Japan):	5,000 units

• Manufacturer’s suggested retail prices	Ø indicates model shown in photos

Model		Engine	Transmission	Drive	Price incl. tax	(before tax)
ZEST	N	660cc 3-cylinder i-DSI	4-speed automatic transmission (Prosmatec)	FWD	¥1,039,500	¥(990,000)
				4WD	¥1,165,500	¥(1,110,000)
	G			FWD	¥1,099,350	¥(1,047,000)	Ø
				4WD	¥1,225,350	¥(1,167,000)
	W			FWD	¥1,228,500	¥(1,170,000)
				4WD	¥1,354,500	¥(1,290,000)
ZEST Sport	G	660cc 3-cylinder i-DSI		FWD	¥1,186,500	¥(1,130,000)
				4WD	¥1,312,500	¥(1,250,000)
	Turbo	660cc 3-cylinder i-DSI Turbo		FWD	¥1,312,500	¥(1,250,000)
				4WD	¥1,438,500	¥(1,370,000)
	W	660cc 3-cylinder i-DSI		FWD	¥1,291,500	¥(1,230,000)
				4WD	¥1,417,500	¥(1,350,000)
	Turbo	660cc 3-cylinder i-DSI Turbo		FWD	¥1,449,000	¥(1,380,000)	Ø
				4WD	¥1,575,000	¥(1,500,000)
ZEST, Model equipped with a tilt-up sliding front passenger seat	N	660cc 3-cylinder i-DSI		FWD	Tax-exempt	¥(1,388,000)
	G	660cc 3-cylinder i-DSI		FWD	Tax-exempt	¥(1,445,000)
ZEST, Wheelchair-accessible model	Rear seat-equipped model	660cc 3-cylinder i-DSI		FWD	Tax-exempt	¥(1,600,000)
	G without rear seat model	660cc 3-cylinder i-DSI		FWD	Tax-exempt	¥(1,590,000)

*	Prices do not include insurance, taxes (except consumption tax), registration, or other fees.
*	In accordance with the automobile recycling law, a separate recycling fee will be levied. The recycling fee includes a recycling deposit (to cover expenses required to recycle shredder dust, air bags, and fluorocarbons, plus an information management fee) and a capital management charge.
*	For Premium White Pearl body color, add ¥21,000 (¥20,000 before consumption tax).
*	For models equipped with a tilt-up sliding front passenger seat and Wheelchair-accessible models in Premium White Pearl body color, add ¥20,000 (not subject to consumption tax).
*	Models equipped with a tilt-up sliding front passenger seat and Wheelchair-accessible models are equipped with set features.

•	Body Colors (9 available colors, including 1 new color)

Admiral Gray Metallic (new color), 1 Premium White Pearl,2 Alabaster Silver Metallic, Nighthawk Black Pearl, Sirius Blue Metallic,2 Taffeta White,3 Sahara Sand Metallic,3,4 Tourmaline Blue Metallic,2,3 Black Amethyst Pearl.5

[1]	Not available with N model equipped with a tilt-up sliding front passenger seat.
[2]	Not available with N model and N model equipped with a tilt-up sliding front passenger seat.
[3]	Custom color for ZEST
[4]	Not available with models equipped with a tilt-up sliding front passenger seat and Wheelchair-accessible models
[5]	Custom color for ZEST Sport

•	Interior Colors (2 colors)

Ash Green (ZEST), Black (ZEST Sport, models equipped with a tilt-up sliding front passenger seat and Wheelchair-accessible models)

•	Key Features of the Honda ZEST

•	Styling

Dynamic volume styling emphasizes the ZEST’s drivability and spaciousness

•	The ZEST’s trapezoidal form imparts a sense of volume and stability in a dynamic exterior form that is imbued with an intrepid, vigorous appearance.

•	The ZEST Sport is equipped with specialty exterior parts that further enhance the vehicle’s low and wide look.

•	Packaging

Low-floor packaging enhanced by advanced drivability, spaciousness, and ease of use

•	The ZEST’s low-floor platform and short nose create a spacious interior.

•	While keeping the vehicle’s total height to just 1,635mm (FWD model), the cabin boasts a comfortable 1,340mm of vertical space, putting it on a par with Honda’s Step Wagon. A long cockpit and storage area, together with a class leading[1] 1,315mm-wide cabin, provides a relaxing, spacious cabin interior.

•	The ZEST features a low-floor design with generous storage and convenient access bay. The tailgate opening is just 530mm2 off the ground, one of the lowest in its class.

•	The front and rear doors are designed to allow for smooth entry and exit. The doors open in three stages at different angles for greater convenience, opening wide enough to facilitate easy installation and removal of a child safety seat.

[1]	Honda data
[2]	Honda calculations

•	Interior

Interior designed for all-round comfort, with consideration for specific comfort needs front and rear

•	The interior design combines a liberated feel for the front seating area with a secure feel for the rear area and ease of use in the storage area. Different colors and materials are employed to emphasize the separate personalities of the front and rear seating areas. The ZEST Sport features a black color scheme front and rear to emphasize the vehicle’s sporty image.

•	The instrument panel is permanently lit for improved visibility.

•	The front bench seat[3] provides relaxed seating with outstanding hold and comfort.

[3]	Except models equipped with a tilt-up sliding front passenger seat

•	Utility

Spacious, comfortable interior with functional utility for more fun and versatility

•	Easy-to-operate versatile seats provide a wide variety of uses.

•	The extra-large storage space offers a maximum capacity of 739-liters[4].

•	The optional Active Package[5] includes wipable floor mats, water-repellent seat material, and other convenient features.

•	The air conditioner’s newly developed allergy-free high-performance deodorizing filter[6] is treated with anti-allergenic materials to control pollen and other allergens that can cause allergies.

•	The optional Honda Smart Card Key System[7] allows the card key holder to lock and unlock the front doors and the tailgate with just one touch of the lock/unlock button.

•	The optional Security Package,[8] composed of a security alarm featuring a hood detection device (a first for a minicar9) and an immobilizer, delivers enhanced anti-theft protection.

[4]	Honda calculations according to VDA formula
[5]	Standard on W and Sport W. Factory option on G and Sport G
[6]	Included with Full Auto Air Conditioner. Standard on W. Factory option on G, Sport G, Sport W, G model equipped with a tilt-up sliding front passenger seat, and Wheelchair-accessible models
[7]	Factory option on all models except N, models equipped with a tilt-up sliding front passenger seat, and Wheelchair-accessible models.
[8]	Honda data
[9]	Factory option on all models except N and N model equipped with a tilt-up sliding front passenger seat.

•	Driving Performance

High-quality driving performance combines driving pleasure with stability and comfort

•	i-DSI and i-DSI turbocharged engines combine lively performance with low fuel consumption and outstandingly clean emissions.

•	An electronically controlled, 4-speed automatic transmission contributes to smooth driving performance and higher fuel economy.

•	The suspension delivers an outstandingly comfortable, highly stable ride. The Sport W model features a sporty, custom suspension.

•	A lightweight, high-rigidity body ensures superior collision safety and handling stability.

•	Safety

Advanced safety performance achieves a solid sense of security in a small car

•	For the first time in a minicar,[10] ZEST models equipped with the Front Seat i-side Airbag System also feature a Side Curtain Airbag System[11] for both the front and rear seats.

•	The body is designed to enhance self-protection for vehicle occupants while at the same time improving compatibility with other vehicles to mitigate damage.

•	The pedestrian injury reduction body is designed to help reduce injury in the event of a collision involving a pedestrian.

•	The head shock protection interior is designed to protect vehicle occupants form shocks to the head in the event of a collision.

•	All models are equipped with front seats designed to reduce the impact of a rear collision on a passenger’s neck area.

•	All models are equipped with ABS (Anti-lock Brake System) with EBD (Electronic Brake Distribution) and brake assist.

[10]	Honda data
[11]	Factory option on G, W, Sport G, Sport W.

•	Advanced Features

Advanced systems support more comfortable driving and a pleasant automotive lifestyle

•	The sophisticated Honda HDD InterNavi System[12] combines a navigation system with Honda’s InterNavi Premium Club.

[12]	Factory option on G, W, Sport G, Sport W, and G model equipped with a tilt-up sliding front passenger seat.

•	Environmental Performance

Advanced clean technologies achieve outstanding environmental performance

•	All FWD vehicles have been certified by the Japanese Ministry of Land, Infrastructure, and Transport as having achieved a 75% reduction with respect to emissions regulations for 2005, while four-wheel-drive models have been certified as achieving a 50% reduction.

•	The FWD models of N, G, W, Sport G,[13] and Sport W (except turbo) have been brought into compliance with 2010 emission standards. In addition, the FWD models of N, G, and Sport G (except turbo)[14] offer even greater fuel efficiency that exceeds 2010 standards by more than 5%.

•	Interior VOC (Volatile Organic Compounds) has been reduced in all models to below the standards for interior densities set by the Ministry of Health, Labour and Welfare.

[13]	Except for Sport G turbo with 14-inch aluminum wheels.
[14]	Except for Sport G with 14-inch aluminum wheels.

•	Barrier Free Vehicles

Delivering comfortable, enjoyable transportation for all occupants

•	The ZEST is available with a model equipped with atilt-up sliding front passenger seat,[15] a fully motorized front passenger seat that can be swiveled, raised and lowered. A wheelchair accessible model[16] is also available that enables passengers seated in wheelchairs to enter and exit the vehicle smoothly while remaining in their wheelchair.

15 Available in N and G FWD models

16 Available in G FWD model

Publicity materials relating to the ZEST are available at the following URL: http://www.Honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.#C06-014

Honda Achieves Record Monthly Overseas and Worldwide Production

February 24, 2006—Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of January 2006. Honda achieved a new monthly record for overseas and worldwide production for the month of January.

<Production>

Domestic production for the month of January declined 4.9% compared to the same month a year ago due to a decrease in production of domestic models—the second consecutive month for a decline in domestic production compared to the same month a year ago.

Overseas production in January increased 9.5% due to production increases in North America and Asia. It is the sixth consecutive month, since August 2005, for an increase over the same month a year ago.

Worldwide production in January increased 3.9% due to increased overseas production. It is the sixth consecutive month, since August 2005, for an increase over the same month a year ago.

<Japan Domestic Sales>

Total domestic sales for the month of January of 33,477 units represents a 18.4% decline compared to the same month a year ago, due to decreased sales in both registrations and mini vehicles. It is the third consecutive month, since November 2005, for domestic sales to decline compared to the same month a year ago.

Sales of registrations declined 12.7% compared to the same month a year ago—the second consecutive month for a decline. This was due primarily to stabilizing demand for Fit and Odyssey. Sales of mini vehicles also declined 28.7% for the month of January compared to the same month a year ago due to stabilizing demand for the Life and That’s models. It is the third consecutive month, since November 2005, for sales of mini vehicles to decline compared to the same month a year ago.

Fit was Honda’s best selling vehicle (6,088 units, the industry’s sixth best selling car in registrations) for the month of January. The Life (5,480 units, sixth best selling mini vehicle in the industry) and StepWGN (4,397 units, 17th best selling car in registrations in the market) were Honda’s second and third best selling vehicles for the month.

<Exports>

Total exports for the month of January totaled 56,617 units, a 17.3% increase compared to the same month a year ago, due primarily to increased exports for Europe and the U.S. It is the first time in six months, since July 2005, that exports exceeded the total from the same month a year ago. Introduction of the all-new Civic in Europe and strong sales of Accord in the U.S. contributed to this increase.

Terminology changes from this release

(Toroku-sha)

Passenger car and light truck → Registrations

Honda Automobile Production, Sales & Exports (January 2006)

Production

	January
	Units	Vs.1/05
Domestic (CBU+CKD)	100,832	-4.9%
Overseas (CBU only)	181,910	+9.5%

Worldwide Total	282,742	+3.9%

Production by Region

	January
	Units	Vs.1/05
North America	115,607	+7.7%
(USA only)	81,700	+11.7%
Europe	17,080	+7.4%
Asia	42,827	+14.6%
(China only)	21,038	+24.3%
Others	6,396	+17.1%

Overseas Total	181,910	+9.5%

Japan Domestic Sales

	January
Vehicle type	Units	Vs.1/05
Registrations	23,022	-12.7%
Mini Vehicles	10,455	-28.7%

Honda Brand Total	33,477	-18.4%

Export from Japan

	January
	Units	Vs.1/05
North America	26,555	+14.5%
(USA only)	24,040	+12.7%
Europe	18,619	+34.8%
Asia	1,184	-39.1%
Others	10,259	+10.1%

Total	56,617	+17.3%

ref. #C06-015

Dongfeng Honda Completes Auto Plant Expansion;

Increases Annual Production Capacity to 120,000 units

February 27, 2006—Dongfeng Honda Automobile Co., Ltd., the automobile production and sales joint venture of Honda and Dongfeng Motor Group Co., Ltd. in China, yesterday celebrated completion of the construction to expand its automobile plant in Wuhan, Hubei Province in China. The annual production capacity of the plant was quadrupled from the previous 30,000 units to 120,000 units. The commemorative ceremony was attended by some 500 dignitaries, guests and staffs including Mr. Yu Zhengsheng, the Secretary of the CPC Hubei Province Committee; Mr. He Guangyuan, the Member of the CPPCC; Mr. Luo Qingquan, the Governor of Hubei Province; Mr. Miao Wei, the Secretary of the CPC Wuhan City Committee; as well as Mr. Xu Ping, President of Dongfeng Motor Corporation and Mr. Atsuyoshi Hyogo, COO of China Regional Operation for Honda Motor Co., Ltd.

Construction for this capacity expansion project, a total investment of 2.8 billion RMB, began on January 24, 2005. Major construction activities included major changes in the layout of the existing plant facility, building a new paint facility, adding the processes of stamping and plastic injection molding in addition to upgrading facilities and equipment for existing processes (welding, painting, assembly). Further, R&D functions and Service Training Center operations were enhanced. The size of the plant building was expanded from the previous 43,000 m2 to 219,000 m2, while the lot size was also expanded from the previous 370,000 m2 to 690,000 m2. This construction project took only 12 months to complete, which is approximately 6 to 12 months shorter than the average construction project of this scale in or outside of China, enabling Dongfeng Honda to proactively respond to the continued growth of the automobile market in China.

Honda’s “Green Factory” concept, which takes into consideration both the natural environment surrounding the plant and work environment inside the plant, was applied to this expansion project in various areas. Efforts to protect the natural environment include introduction of a new water-based paint system which will reduce emissions of hazardous substances (VOCs) to one-tenth of the current level; promotion of purification and recycling of wastewater; and reduction of electricity, gas and water use through improved efficiency of manufacturing processes. Regarding work environment improvements, a new transportation system that achieves a major reduction in noise and energy use was introduced, as well as lift assist devices that help associates in processes involving heavy components.

In spring of this year, Dongfeng Honda will begin production of the Civic, the global Honda car with cumulative worldwide sales of 16 million units. In the meantime, sales of CR-V, currently being manufactured by Dongfeng Honda, reached 26,244 units in 2005, and CR-V’s market share in the SUV segment in China jumped from 6.7% in 2004 to 13.0% in 2005. Moreover, Dongfeng Honda’s CR-V received the CCTV (China Central Television) SUV Award for two consecutive years and has won raves as the most welcomed SUV in the Chinese market.

In the area of sales, Dongfeng Honda plans to increase the number of its exclusive dealer locations to 140 by the end of this year while striving to provide sales and after-sales service with the highest quality in the industry. Through the establishment of manufacturing operations with an annual capacity of 120,000 units, Dongfeng Honda will further strengthen production and sales of passenger cars, including CR-V and Civic, in the years to come.

•	About Dongfeng Honda Automobile Co., Ltd.

Established:	July 16, 2003
Capital Investment:	US$ 200 million
Capitalization Ratio:	40% Honda Motor Co., Ltd.
10% Honda Motor (China) Investment Co., Ltd.
50% Dongfeng Motor Group Co., Ltd.
Location:	Wuhan, Hubei Province, Economic and Technological Development Area
Representative:	ZHOU Wenjie, Chairman
Mitsuru OZAKI, President
Employment:	2,018 associates (as of the end of February 2006)
Business:	Production and Sales of passenger cars
Start of Production:	April 2004
Products:	CR-V, Civic
Annual Capacity:	120,000 units
Size:	Lot size :690,000 m2 (building size: 219,000 m2)
Sales Operation:	Exclusive Dongfeng Honda 4S dealers: 140 locations (end of 2006)

ref. #C06-016

Wuyang-Honda Begins Production at New Motorcycle Plant

Guangzhou, February 28, 2006—Wuyang-Honda Motors (Guangzhou) Co., Ltd., a motorcycle production and sales joint venture in China between Honda and Guangzhou Motors Group Company, today began production at a new motorcycle plant in Zeng Cheng, Guangzhou. An investment of 380 million RMB (approximately 5.6 billion yen), the annual production capacity of the new plant is 1 million units. Key officials from local governments and Guangzhou Automobile Industry Group attended the line off ceremony today, along with Atsuyoshi Hyogo, Senior Managing and Representative Director and COO of the China Regional Operations of Honda Motor Co., Ltd.

The new 100,000 m2 plant is located on a 320,000 m2 lot in the Xintang Industrial Area of Zeng Cheng. The layout of the new plant accommodates almost all production processes within one building. A major improvement in efficiency is expected by synchronizing welding, painting, engine assembly and motorcycle assembly. In addition, the introduction of a system to control temperature and humidity in the paint facility and automated paint robots help maintain stable paint quality. Further, the new plant has many other new technologies, including adopting acrylic acid in the e-coating process to increase rust protection by six times over previous methods.

The new plant has environmentally-friendly features throughout the plant, adopting Honda’s “Green Factory” concept. Wastewater from the factory and rainwater is recovered for reuse in watering plants and cooling the facility, and electricity is saved through use of natural lighting.

Wuyang-Honda is planning to start production this summer of a new small scooter with PGM-FI (Honda Programmed Fuel Injection System) to achieve improved fuel economy and cleaner emissions. This is the first time Honda will both produce and sell a model equipped with PGM-FI in China.

Further, Wuyang-Honda decided to begin activities to promote motorcycle safety riding with the Zeng Cheng local government. The construction of “traffic model city” will be supported to improve motorcycle driving skills and the attitudes for traffic safety in its residents.

Wuyang-Honda has been producing 100 to 125 cc motorcycles and scooters since 1992 and achieved the cumulative production milestone of 4 million units in February 2006. The production result for 2005 was 638,000 units, a 17% increase from 2004, with the company exporting more than 70,000 units to 38 countries, including the export of scooters to Japan.

Wuyang-Honda Motors (Guangzhou) Co., Ltd.

Established:	July 1992
Location:	Xintang Industrial Area of Zeng Cheng, Guangzhou, China
Capital Investment:	US$30 million
Capitalization Ratio:	50% Honda Motor Co., Ltd.
50% Guangzhou Motors Group Company
Representative:	YANG Dadong, Chairman
Chiaki KATO, President
Business:	Production and sales of motorcycles
Employment:	Approx. 3,300 associates (as of February 2006)
Annual Capacity:	1,000,000 units
Production Models:	@Stream (125cc scooter), SCR100 (100cc scooter), MCR125, GL125, CGL125, CG125 (125cc motorcycle)
Spacy 100 (100 cc scooter for export)

English summary of Honda Report to Stockholders No. 128 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Stock in Japan in February 2006)

1.	CEO’s message to shareholders

Honda has been expanding production capacity globally, particularly in the Asia Oceania region where Honda has been expanding both motorcycle and automobile production capacity in line with strong economic growth. To strengthen research and development capabilities in the region, Honda will establish an automobile R&D center in Thailand to begin operations in 2007. This will enable us to more quickly respond to the diversifying needs of customers and to manufacture products with which customers will be more satisfied.

In order to fulfill our responsibilities as a corporate citizen, Honda has proactively dedicated itself to philanthropic activities as well as business activities. We would like to contribute to the enrichment of society by passing on the fun of creating new things and the joy of taking on challenges to children who will build the future.

In this report, we will highlight our automobile business in the Asia Oceania region as well as our philanthropic activities.

2.	The power of the Honda brand grows brighter in a growing Asia

The automobile market in Asian countries such as India and ASEAN nations is growing consistent with economic growth in the region. Honda will expand production capacity in Pakistan in 2006, following expansion in India in November 2005. A new plant in Vietnam will begin operations in 2006 July.

3.	Honda’s philanthropic activities nurturing the dreams of the next generation

Expectations for philanthropic activities of corporations have been increasing. Honda established a philosophy for philanthropic activities on the occasion of the 50th anniversary of the company’s founding in 1998. Based on this philosophy, Honda actively undertakes philanthropic activities worldwide.

4.	Honda’s picture book

Civic:	“World Basic Car” opening up new frontiers for the compact car.

5.	Honda Topics:

-	Honda made a new ASIMO humanoid robot debut, which features the ability to pursue key tasks in real-life environments. (Details are as filed in Form 6-K of December 2005)

-

Honda announced plans to integrate the company’s three existing domestic automobile sales channels. In addition, Honda announced plans to introduce its premium Acura brand in Japan by fall 2008.

(Details are as filed in Form 6-K of December 2005)

-	Honda announced plans to begin mass production in 2007, of an independently developed thin film solar cell. (Details are as filed in Form 6-K of December 2005)

6.	Introduction of New Products:

Civic/ Civic Hybrid:	A new generation of fine midsize sedans, the 1.8-liter Civic and Civic Hybrid with its new Honda Hybrid System.

Zest:	A new minicar that delivers superior power and performance, together with an efficient low-floor design and generous storage area with a convenient access bay.

HSM1590i:	World’s first mid-size hybrid snowblower with electronically controlled switchable operating modes.

Monpal ML200:	A stylish 4-wheel scooter with a comfortable ride and high maneuvering stability that delivers easy, carefree operation.

7.	Consolidated financial results for the nine months ended December 31, 2005

Honda announced its consolidated financial results for the nine months ended December 31, 2005.

(Details are as filed in Form 6-K of January 2006)

(end)